Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 32
DATED APRIL 14, 2015
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 32 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 28 dated February 20, 2015 (which superseded and replaced all prior supplements), Supplement No. 29 dated March 5, 2015, Supplement No. 30 dated March 20, 2015 and Supplement No. 31 dated April 6, 2015. Unless otherwise defined in this Supplement No. 32, capitalized terms used herein have the same meanings as set forth in the prospectus.

Our Portfolio of Real Estate Assets

Investments in Real Properties

This discussion updates the section of the prospectus captioned “Investments in Real Properties,” which begins on page S-2 of Supplement No. 28.

On the date indicated below, we acquired all of the membership interests in a limited liability company, IREIT Shrewsbury White City, L.L.C. (the “White City Subsidiary”), newly formed to own a fee simple interest in the following retail property (dollar amounts stated in millions, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Weighted Average Annualized Base Rent per Square Foot (2)	Weighted Average Remain- ing Lease Term in Years (3)	Financial Occu- pancy (4)	Phy- sical Occu- pancy (5)

White City Shopping Center -- Shrewsbury, MA	4/8/2015	257,080	$96.75	6.74%	$6.3	$26.25	6 years	92.9%	92.9%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of the date of acquisition.
(3)	This represents the weighted average remaining lease term as of the date of acquisition.
(4)	As used herein, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes existing unoccupied space subject to earnout agreements. Financial Occupancy is as of the date of acquisition.
(5)	Physical Occupancy is as of the date of acquisition.

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Our Debt Obligations

On the date indicated below, we, through our wholly owned subsidiary, obtained the following loan that is secured by a first priority mortgage on the noted property (dollar amounts stated in millions):

Property Name	Date of Financing	Approximate Outstanding Principal Balance (1)	Approximate Amount Due and Payable at Maturity (2)	Interest per Annum (%)	Maturity Date

White City Shopping Center(3)	4/7/2015	$49.4	$47.5	LIBOR + 1.50%(4)	4/7/2022
– Shrewsbury, MA

(1)	Our debt obligations are as of the date of financing.
(2)	Amount assumes that no unscheduled principal payments are made in advance of the maturity date.
(3)	We entered into an interest rate swap which fixed the interest rate at 3.24%.
(4)	LIBOR means the London Interbank Offered Rate and represents the rate of interest at which banks offer to lend money to each other. The rate is used as an index to set the cost of a variable rate loan. In this case, the rate on the applicable loan is based on the one month LIBOR, which as of April 13, 2015 was 0.1815%, plus the applicable margin.

Description of Real Estate Assets

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-45 of Supplement No. 28.

Recent Acquisitions

White City Shopping Center. On April 8, 2015, we acquired the membership interests from White City Partners, LLC and White City East Partners, LLC, both unaffiliated third parties, for approximately $96.75 million in cash, plus closing costs. The sellers and a significant partner have agreed to indemnify us for damages of up to $2 million from breaches of certain representations and warranties and certain other breaches as set forth in the purchase agreement.

As of the closing date, the seller had not delivered possession of the Petco premises to Petco with all work to have been performed under the Petco lease completed and had not paid the tenant improvement allowance in the sum of $183,630 to Petco under the Petco lease (the "Petco Allowance") or commissions payable with respect to the initial term of the Petco lease. Pursuant to the purchase agreement, $1,928,581 was held back from the cash portion of the purchase price otherwise payable to seller at the closing and deposited into escrow with an escrow agent, which amount reflects 125% of the estimated cost to complete the remaining Petco work, plus the Petco Allowance and unpaid Petco brokerage commissions, among other things. The escrow agent will disburse to the seller portions of the Petco escrow as the seller completes the remaining Petco work and unpaid brokerage commissions payable for the Petco lease and will disburse to us as purchaser the Petco Allowance and monthly Petco rent proceeds until the rent commencement date under the Petco lease. The remainder of the Petco escrow amount will be disbursed by the escrow agent to the seller after Petco begins paying rent.

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We funded approximately 50% of the purchase price with proceeds from our offering, and we expect to pay our Business Manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $1.45 million. We funded the remainder of the purchase price, approximately 50%, with a loan secured by the property. The terms of this loan are described below under “— Financing Transactions.”

We considered numerous items in deciding whether to acquire White City Shopping Center, including the following:

•	Dress Barn’s recent expenditures on new branding and its 10-year lease extension;
•	Shaw’s Supermarket’s anticipated renovation;
•	Large pool of potential customers from area colleges, universities and national employers; and
•	Center is a good mix of retailers, fast food restaurants, fast casual restaurants, grocery and fitness.

The property was constructed in 1962 and renovated from 2011 through 2014. As of April 8, 2015, White City Shopping Center was 92.9% occupied and 100% leased to 45 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 6 years. There is one tenant occupying greater than 10% of the total gross leasable area of the property. Shaw’s Supermarket, an operator of supermarkets in Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont and an affiliate of Cerberus Capital Management L.P., leases 64,000 square feet, or approximately 25% of the total gross leasable area of the property, and pays annual base rent of approximately $917,100, or approximately 15% of total annual base rent of the property based on leases in place as of April 8, 2015. The Shaw’s Supermarket lease expires on February 28, 2018, subject to three renewal options of five years each with escalating rents, which will be automatically exercised unless Shaw’s Supermarket gives notice of termination at least six months prior to expiration. The other tenants leasing at least 10,000 square feet are Austin’s Liquors, Planet Fitness, Petco, Dress Barn and iParty.

The following table lists, on an aggregate basis, all of the scheduled lease expirations occurring during the years ending December 31, 2015 through 2024 and the approximate rentable square feet represented by the applicable lease expirations at the property as of April 8, 2015.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2015	1	3,419	128,076	2.0%
2016	9	23,905	815,619	12.8%
2017	2	11,106	323,928	5.8%
2018	3	66,779	1,018,879	19.2%
2019	3	6,467	215,780	4.9%
2020	2	4,325	140,987	3.3%
2021	5	30,254	659,785	16.1%
2022	7	20,525	752,228	21.6%
2023	5	33,539	942,681	31.6%
2024	2	5,450	219,520	11.6%
(1) This percentage assumes that expiring leases are not renewed in each subsequent year.
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The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2014	92.2%	$25.53
2013	86.8%	$24.78
2012	75.7%	$24.91
2011	64.8%	$22.02
2010	56.8%	$19.90

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future; however, we expect to replace portions of the roof from time to time, as needed. As of April 8, 2015, there were seven and 12 competitive shopping centers located within approximately three and five miles of the property, respectively. As of April 8, 2015, within a five mile radius of the property the population was over 222,000 and the average household income within the same radius was over $71,000.

Real estate taxes assessed for the fiscal year ended December 31, 2014, were approximately $662,500. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 1.217%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 5 to 20 years, respectively.

Financing Transactions

White City Shopping Center. On April 7, 2015, the White City Subsidiary entered into a loan with Santander Bank, N.A. for $49.4 million.  The loan is secured by a first mortgage on the White City Shopping Center.

The loan bears interest at a floating rate equal to the one month LIBOR rate, calculated monthly, plus 1.5% per annum. The effective annual interest rate as of April 13, 2015 was 1.6815% per annum. As part of the financing transaction, the White City Subsidiary entered into an interest rate swap contract, effective April 8, 2015, to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate of the loan is 3.24% per annum through maturity on April 7, 2022. Interest only is due and payable in arrears on each payment date until but not including the payment date occurring in May, 2020. On the payment date occurring in May, 2020 and on each payment date thereafter, principal and interest based upon a 30 year amortization schedule until maturity is due and payable. On the maturity date, the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the White City Subsidiary may prepay all or a portion of the loan, and if all of the loan is paid, obtain the release of the property and the related obligations under the loan documents. Provided only scheduled principal payments are made during the term of the loan, approximately $47.5 million will be due and payable at the maturity date.

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The loan documents contain debt yield requirements and customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the White City Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

We have agreed to indemnify and hold the lender harmless against all obligations, demands and liabilities and against all losses in any way suffered, incurred or paid by lender as a result of or in any way arising out of the following or after the following has occurred: (a) fraud or written intentional material misrepresentation; (b) undischarged bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, filed by, consented to, or acquiesced in by, us or the borrower; (c) we or the borrower, in bad faith, materially hinders, delays or interferes with the lawful exercise by the lender of its rights or remedies under the loan documents after the loan has been accelerated; (d) intentional physical waste by us or the borrower; (e) the misapplication or conversion by borrower of certain amounts received in connection with the ownership of the property; (f) failure to pay charges for labor or material requested by us or the borrower which gives rise to a lien or the failure to pay or escrow taxes or to pay other charges that can create a lien; (g) security deposits held by borrower are not delivered upon a foreclosure; (h) borrower fails to obtain lender’s prior consent to any subordinate financing or other voluntary lien encumbering the property placed by the borrower; (i) borrower fails to maintain required insurance coverage; (j) in any manner arising under the environmental indemnity agreement; (k) in any manner arising under the Hedging Contract (as defined in the note); or (l) failure of the borrower to make repairs required by section 3.10 of the loan agreement. We have also entered into an environmental indemnity agreement in favor of the lender.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 178 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 10, 2015.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	60,433,082.220	601,291,494	56,839,577	544,451,917

Shares sold pursuant to our distribution reinvestment plan:	1,125,108.983	10,688,534	–	10,688,534

Shares purchased pursuant to our share repurchase program:	(41,851.242)	(390,658)	–	(390,658)
Total:	61,536,339.961	611,789,370	56,839,577	554,949,793
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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